EXHIBIT 2

Interim Management’s Discussion and Analysis for the second fiscal quarter ended
June 30, 2003

Management’s Discussion and Analysis

All financial figures are unaudited and in Canadian dollars unless noted otherwise.

This Management’s Discussion and Analysis should be read in conjunction with the attached June 30, 2003 unaudited consolidated interim financial statements and notes. Readers should also refer to Suncor’s 2002 Annual Information Form and Management’s Discussion and Analysis on pages 16 to 38 of Suncor’s 2002 Annual Report.

Industry Indicators

	3 months ended June 30		6 months ended June 30
(average for the period)	2003	2002	2003	2002

West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	28.90	26.25	31.40	23.95
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	41.60	40.40	46.50	37.11
Light/heavy crude oil differential US$/barrel – WTI @ Cushing less Bow River @ Hardisty	6.55	5.45	7.05	5.35
Natural gas US$/thousand cubic feet @ Henry Hub	5.50	3.35	6.05	2.90
Natural gas Cdn$/gigajoule @ AECO	6.65	4.20	7.05	3.70
New York Harbour 3-2-1 crack (1) US$/barrel	3.55	2.90	4.95	2.85
Exchange rate: Cdn$:US$	0.72	0.64	0.69	0.64

(1)             New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Net earnings for the quarter were $121 million, compared to $229 million for the second quarter of 2002. Net earnings were lower because of the impact of a planned 30-day maintenance shutdown that reduced oil sands production and a stronger Canadian dollar that reduced the price realization for crude oil and natural gas. Because crude oil is sold based on U.S. dollar prices, the narrowing exchange rate reduces the Canadian dollar value of Suncor’s products.

Net earnings were also reduced due to changes to federal and provincial tax policies and rates that resulted in a one-time, non-cash income tax expense of $86 million, compared to a $10 million reduction in income tax expense in 2002. The increase in 2003 tax expense includes a $78 million increase in non-cash future income tax expense on the revaluation of opening future income tax balances and an $8 million non-cash increase related to a higher 2003 effective tax rate. These factors were partially offset by higher benchmark commodity pricing that improved Suncor’s overall crude oil price realization. Suncor’s comparative second quarter 2002 results were also higher because of a non-recurring $34 million after-tax gain on the sale of Suncor’s retail natural gas marketing business.

Higher operating, royalty and exploration expenses also contributed to lower earnings. Partially offsetting these increased expenses was a decrease in crude oil hedging losses in the second quarter of 2003 of $20 million from $39 million in the prior year and unrealized foreign exchange gains that were approximately $15 million higher.

Cash flow from operations for the second quarter of 2003 was $358 million, slightly higher than the $352 million reported in the second quarter of 2002. The increase was the result of higher U.S. dollar benchmark crude oil prices, partially offset by reduced oil sands production and the impact of a stronger Canadian dollar.

Net earnings for the first half of 2003 increased to $489 million from $319 million in the same period of 2002, primarily due to higher production volumes and improved sweet crude oil and diesel fuel sales mix at Oil Sands, higher benchmark commodity pricing and higher unrealized foreign exchange gains. These positive impacts were partially offset by higher income tax expense, the widening of heavy/sour crude oil price differentials, a stronger Canadian dollar and a $34 million non-recurring after-tax gain on the sale of the retail natural gas marketing business in 2002.

Cash flow from operations for the first six months increased to $971 million, compared to $533 million in the first half of 2002. This was primarily due to higher sales volumes and improved sweet crude oil and diesel fuel sales mix at Oil Sands and higher U.S. dollar benchmark commodity prices, partially offset by a stronger Canadian dollar and higher heavy/sour crude oil price differentials.

The following table explains some of the factors impacting Suncor’s net earnings. For comparability purposes readers should rely on the reported net earnings, which are prepared and presented in the interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).

Net Earnings Components

	3 months ended June 30		6 months ended June 30
($ millions)	2003	2002	2003	2002

Net earnings before the following items	162	155	486	243
Sale of retail natural gas marketing business	—	34	—	34
Impact of income tax changes	(86)	10	(86)	10
Unrealized foreign exchange gains on U.S. dollar denominated long-term debt	45	30	89	32
Net earnings as reported	121	229	489	319
Net earnings attributable to common shareholders as reported	130	231	505	314

ANALYSIS OF SEGMENTED EARNINGS AND CASH FLOW

Oil Sands

Oil Sands recorded second quarter net earnings of $67 million, compared with $201 million in the second quarter of 2002. The reduction primarily reflects the effects of the 30-day planned maintenance shutdown and changes to federal and provincial tax policies and rates that increased income tax expense by $108 million. The increase in non-cash income tax expense includes a $93 million increase in non-cash future income tax expense on the revaluation of opening future income tax balances. Net earnings were also negatively impacted by higher heavy/sour crude oil price differentials, higher natural gas prices, increased mining costs and higher maintenance costs in mining and extraction. These factors were mitigated by higher U.S. dollar benchmark crude oil pricing, partially offset by a stronger Canadian dollar.

Cash flow from operations for the quarter was $321 million, compared to $366 million during the second quarter of 2002. The reduction was primarily due to the factors that decreased earnings (excluding the impact of non-cash income taxes) and increased overburden removal expenditures.

Net earnings for the first six months were $373 million, compared to $312 million in the first six months of 2002. The increase was primarily due to higher production volumes, improved sweet crude oil and diesel fuel sales mix and higher U.S. dollar benchmark crude oil prices partially offset by a stronger Canadian dollar. These positive factors were partially offset by higher non-cash income tax expense, higher heavy/sour crude oil price differentials, higher natural gas prices, increased mining costs and higher maintenance costs in mining and extraction.

Cash flow from operations for the first six months increased to $862 million from $579 million in the first six months of 2002, primarily due to the same factors that increased earnings in 2003 compared to 2002, excluding the impact of non-cash income taxes.

Production during the second quarter of 2003 averaged 188,200 barrels of crude oil per day (bpd), compared to 207,600 bpd in the same period last year. The decrease was primarily due to a planned 30-day maintenance shutdown of Upgrader #1. The shutdown was completed and full production capacity achieved June 19 except for a hydrogen plant, which was returned to service July 14.

The final cost of the shutdown is estimated to be approximately $100 million, an increase over the previous forecast of $80 million due primarily to scope and timing changes, including additional unanticipated maintenance to the hydrogen plant.

During the maintenance shutdown, a new fractionating tower was installed, replacing the original vessel that had been in operation since 1967. The tower, which separates hydrocarbon vapours into naphtha, kerosene and gas oil, is expected to improve plant reliability. The $87 million project was completed on time and at a cost slightly higher than the original estimate of $80 million.

Sales during the second quarter averaged 184,400 bpd, compared with 197,300 bpd during the second quarter of 2002. Sweet crude oil sales volumes were down slightly primarily because of the delay in returning the hydrogen plant to service in Upgrader #1.

In Suncor’s second quarter outlook (included in the 2003 first quarter shareholder report), the anticipated realization on the crude sales basket was WTI @ Cushing less Cdn$4.00 to $4.50 per barrel. The actual realization for the quarter was WTI @ Cushing less Cdn$2.75. This improvement was primarily due to stronger pricing for sweet crude oil than originally forecasted.

Effective January 2003, Suncor revised its definitions of cash and total operating costs. For full details, see page 23.

Cash operating costs averaged $13.20 per barrel for the second quarter of 2003, lower than the company’s target of $13.25 - $13.75 per barrel. In the first quarter of 2003 cash operating costs were $12.40 per barrel. The increase in second quarter per barrel cash operating costs compared to the first quarter 2003 was primarily due to lower production and higher maintenance and mining costs partially offset by lower natural gas prices. Suncor continues to expect cash operating costs for 2003 to average $11.25 to $11.75 per barrel.

Oil Sands Operating Costs

	3 months ended June 30		6 months ended June 30
($ per production barrel)	2003	2002	2003	2002

Cash costs	10.70	9.50	9.95	10.30
Natural gas	2.40	1.40	2.75	1.80
Imported bitumen	0.10	—	0.10	—
Cash operating costs (1)	13.20	10.90	12.80	12.10
Depletion, depreciation and amortization	6.25	5.50	6.20	5.80
Total operating costs (2)	19.45	16.40	19.00	17.90

(1)             Cash operating costs – Includes cash costs that are defined as operating, selling and general expenses (excluding inventory changes), taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on production volumes.

(2)             Total operating costs – Includes cash operating costs as defined above and non-cash operating costs. Per barrel amounts are based on production volumes.

Suncor includes cash operating cost per barrel data because investors may use this information to estimate the company’s ability to generate net earnings and cash flow from operations. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Natural Gas

Natural Gas recorded second quarter net earnings of $37 million, compared to $12 million during the second quarter of 2002. The increase primarily reflects changes to federal and provincial tax policies and rates that decreased income tax expense by $25 million. The decrease in tax expense included a $15 million decrease in non-cash future income tax expense on the revaluation of opening future income tax balances and a $10 million non-cash decrease related to a lower 2003 effective tax rate. This decrease in non-cash income tax expense and the favourable impact of higher commodity prices were partly offset by higher exploration expenses due to dry-hole costs and higher royalty expenses due to higher commodity prices.

Cash flow from operations for the second quarter of 2003 was $66 million, up from the $41 million reported in the second quarter of 2002. Cash flow from operations in the second quarter reflected the same factors that affected net earnings, excluding the effect of the non-cash decrease in future income tax expense.

Year-to-date net earnings were $65 million, compared to $17 million in the first six months of 2002. The increase in year-to-date earnings resulted from higher commodity pricing and the impact of lower non-cash income tax expense, partially offset by higher exploration and royalty expenses. Cash flow from operations for the first six months of the year was $154 million, up from the $75 million reported in the same period in 2002, reflecting the same factors that affected net earnings, excluding the effect of the non-cash decrease in future income tax expense.

Natural gas production in the second quarter of 2003 was 175 million cubic feet per day (mmcf/d), compared to 179 mmcf/d in the second quarter of 2002. Year-to-date production was 180 mmcf/d, up slightly from 177 mmcf/d during the first half of 2002.

Energy Marketing & Refining

Energy Marketing and Refining (EM&R) recorded 2003 second quarter net earnings of $16 million, compared to a $7 million loss in the second quarter of 2002 (excluding a $34 million non-recurring after-tax gain in 2002 on the sale of Suncor’s retail natural gas marketing business). The increase is due primarily to higher refining margins and improved refinery utilization, partially offset by lower retail margins and net losses from energy trading activities.

Cash flow from operations for the second quarter was $41 million, compared to break-even cash flow during the same quarter of 2002. The increase was primarily due to the same factors that increased earnings. The gain on the sale of the retail natural gas marketing business in 2002 was excluded from cash flow from operations.

Rack Forward, the retail and commercial customer division of EM&R, recorded second quarter net earnings of $5 million, unchanged from the second quarter of 2002 (excluding a $34 million non-recurring after-tax gain in 2002 on the sale of Suncor’s retail natural gas marketing business). Improved commercial and reseller earnings were offset by lower retail gasoline margins.

Rack Back, the refining and industrial customer division of EM&R, recorded second quarter net earnings of $12 million, compared with a $13 million net loss in the same quarter of 2002. The increase was primarily due to higher refining margins and improved refinery yield. Crude utilization at the Sarnia refinery averaged 100% in the second quarter of 2003, compared to 70% in 2002 when planned and unplanned maintenance work was undertaken on a number of major units. Second quarter refining margins averaged 4.7 cents per litre (cpl), a 24% improvement over the same quarter of 2002. Second quarter sales volumes decreased marginally compared to the second quarter of 2002 primarily due to lower demand driven by a weaker economy.

Financial trading activities and the marketing of third party crude oil and bitumen resulted in a net loss of $1 million in the second quarter of 2003, compared to the second quarter of 2002 when the marketing of third party products increased net earnings by $1 million. Financial trading activities did not commence until the fourth quarter of 2002.

EM&R recorded year-to-date net earnings of $37 million, compared to break-even results in the same period of 2002 (excluding a one-time $34 million gain in 2002 on the sale of the retail natural gas marketing business). On a year-to-date basis, the increase in net earnings was due to higher overall refining margins (6.2 cpl compared to 3.9 cpl in 2002), improved refinery yield and higher overall sales volumes.

Cash flow from operations for the first six months of 2003 increased to $90 million from $28 million in the first six months of 2002, primarily due to higher refining margins and overall increases in sales volumes.

A 32-day maintenance shutdown on a portion of the Sarnia refinery is planned to start in the third quarter 2003. During the shutdown, EM&R plans to tie-in a gasoline desulphurization unit to the refinery. The unit, which is expected to start up in the fourth quarter of 2003, will allow Suncor to produce gasoline with sulphur content less than 30 parts per million, ahead of the legislated deadline of January 1, 2005.

Corporate

Corporate recorded net earnings of $1 million in the second quarter of 2003, compared to a net loss of $11 million during the second quarter of 2002. The increase in net earnings is due to the recognition of an unrealized after-tax foreign exchange gain of $45 million in 2003, compared to a $30 million gain in 2002. Lower overall interest costs due to lower debt levels and the capitalization of interest due to increased capital spending also reduced expenses. Corporate office expenses also included a stock-based compensation expense of $3 million related to stock option grants made in 2003. See page 8 for further details.

Cash flow used in operations in the quarter was $70 million, compared to $55 million in the second quarter of 2002. Excluding the effects of unrealized foreign exchange gains, the increase was due to higher income tax payments.

Corporate recorded net earnings of $14 million in the first six months of 2003, compared to a loss of $44 million in the same period of 2002. The 2003 net earnings include the effect of a stock-based compensation expense of $3 million related to stock options granted in 2003. Year-to-date, unrealized after-tax foreign exchange gains on Suncor’s U.S. dollar denominated debt were $89 million, compared to $32 million in 2002. In both periods, the unrealized gains reflect the strengthening of the Canadian dollar. The net cash deficiency in the first half of 2003 of $135 million decreased compared to $149 million in the first half of 2002. This was due to employee long-term incentive costs paid in 2002, partially offset by higher income tax payments in 2003.

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term borrowings and future income taxes, Suncor had an operating working capital deficiency of $190 million at the end of the second quarter, compared to a deficiency of $118 million at the end of 2002. The increase in the deficiency primarily reflects higher accrued liabilities associated with the maintenance shutdown at Oil Sands in the second quarter and accelerated growth project expenditures.

Excluding 2003 unrealized foreign exchange impacts, Suncor’s 2002 year-end net debt of $2.7 billion was reduced by over $340 million year-to-date in 2003, of which approximately $70 million was in the second quarter. Suncor’s undrawn lines of credit as of June 30, 2003 were approximately $1.4 billion. Further, outstanding shelf prospectuses filed in 2002 in Canada and the U.S. enable the company to issue, respectively, up to Cdn$500 million in medium-term notes in Canada and up to US$500 million in debt or equity in Canada or the U.S.

Suncor continues to believe its capital resources as at June 30, 2003 and cash flow from operations are sufficient to fund its revised 2003 capital spending budget of $1.5 billion. Suncor’s original capital spending budget of $1.05 billion was increased to reflect acceleration of phase two of the Firebag project, the pending acquisition of a Denver refinery and related assets and other capital investments.

Crude oil and natural gas prices are based on a U.S. dollar benchmark that results in Suncor’s realized commodity prices being influenced by the Canadian/U.S. currency exchange rate, creating an element of uncertainty for the company.

Suncor currently estimates that an annualized 1% change in the Canadian/U.S. exchange rate would result in a change in cash flow from operations of approximately $40 million and a change in net earnings of approximately $20 million. The net earnings effect includes the impact of offsetting foreign exchange gains (losses) on the company’s U.S. dollar denominated debt.

Expensing of Stock Options

Effective the second quarter of 2003, Suncor adopted a new accounting policy to expense stock options in the company’s financial statements. The change, which follows recent provisions established by the Canadian Institute of Chartered Accountants, resulted in additional compensation expense of $3 million relating to stock options granted on or after January 1, 2003. For stock option grants issued before 2003, the company has continued to provide pro forma net earnings disclosure of the compensation expense associated with these options.

New Accounting Pronouncements

In June 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 15 that requires consolidation of off-balance sheet variable interest entities (VIEs), previously referred to as SPEs, where certain conditions are present. Suncor has not completed its evaluation of the sale of crude oil inventory and the sale of equipment as described in note 9(c) on page 63 of the company’s 2002 Annual Report. If the company is required to consolidate these two VIEs, the impact on the balance sheet would be an increase to inventory, an increase to property, plant and equipment and an increase to long-term debt. The impact on net earnings is not expected to be significant.

Substantively Enacted Tax Changes to the Resource Sector

In June 2003, the federal and provincial changes to resource sector taxation policies were considered substantively enacted. The changes, to be phased in over the next five years, include a 7% reduction in the federal tax rate, the ability to deduct Crown royalties and the elimination of the federal and provincial resource allowance deduction. The province of Alberta also substantively enacted a 0.5% tax rate reduction in the quarter.

Suncor’s upstream operations are currently not cash taxable. As required by generally accepted accounting principles, Suncor’s book tax provision rate has historically been reduced for resource allowance applicable to its substantial investment in Oil Sands plant and equipment. It was expected that once the company became cash taxable as a result of reduced capital investment levels in Oil Sands, the resource allowance previously recorded would reverse resulting in a higher book tax provision rate. As a result of the tax changes, Suncor recognized a combined one-time non-cash charge to earnings in the second quarter of 2003 of $86 million to reverse a portion of the tax benefit previously recorded. In Natural Gas, the federal and provincial tax rate changes resulted in a reduced income tax expense of $25 million, reflecting this operation’s low levels of plant and equipment capital expenditures. The changes will not impact 2003 cash flow from operations.

For accounting purposes, Suncor’s consolidated effective tax rate of 36% will now be consistent across its various businesses.

Legal Notice – Forward-looking Information

This news release contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends. The forward-looking statements speak only as of the date hereof and Suncor undertakes no duty to update these statements to reflect subsequent changes in assumptions (or the trends or factors underlying them) or actual events or experience.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “goal,” “expecting,” “forecasted,” “planned,” “estimated” and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors, such as changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor’s ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-situ Oil Sands Project and Voyageur; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development projects; Suncor’s ability to comply with current and future environmental laws; the accuracy of Suncor’s production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venture partners, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. See Suncor’s current Annual Information Form, Annual Report and Quarterly Reports to Shareholders and other documents Suncor files with securities regulatory authorities, for further details.